Exhibit 99.2

BW LPG

Interim Financial Report

Q2 2024 and H1 2024

BW LPG Limited
Interim Financial Report (Unaudited)
Q2 2024 and H1 2024

FORWARD-LOOKING STATEMENTS

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•	general economic, political and business conditions;
•	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;
•	changes in demand in the LPG shipping industry;
•	any adverse developments in the maritime LPG transportation business;
•	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;
•	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;
•	changes in competition rules and regulations for the shipping industry;
•	failure to manage disruptions, including due to climate change, abnormal weather conditions, pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;
•	failure to implement the Group’s business strategy or manage the Group’s growth;
•	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;
•	failure to obtain new customers or the loss of any existing major customers;
•	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;
•	failure to attract and retain key management personnel, technically skilled officers and other employees;
•	default by third parties with whom the Group has entered into chartered-in arrangements;
•	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;
•	the ageing of the Group’s fleet which could result in increased operating costs;

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

FORWARD-LOOKING STATEMENTS (continued)

•	delays in deliveries of or cost overruns in relation to newbuilds (if any);
•	failure to integrate assets or businesses acquired from third parties;
•	failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers;
•	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;
•	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements;

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 8 April 2024.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q2 2024 US$ million	Q2 2023 US$ million	Increase/ (Decrease) %	H1 2024 US$ million	H1 2023 US$ million	Increase/ (Decrease) %
Profit after tax	84.9	78.2	9	234.7	208.9	12
Profit attributable to equity holders of the Company	76.8	78.3	(2)	218.8	205.5	6
TCE income - Shipping[1]	148.6	167.0	(11)	335.1	367.4	(9)
Gross profit/(loss) - Product Services[1]	24.5	(28.2)	N.M	57.8	(21.0)	N.M
(US$ per share)
Basic and diluted EPS[2]	0.58	0.59	(2)	1.65	1.54	7
Dividend per share	0.58	0.81	(28)	1.58	1.76	(10)

Balance Sheet	30 June 2024 US$ million	31 December 2023 US$ million	Increase/ (Decrease) %
Cash and cash equivalents	264.3	287.5	(8)
Total assets	2,237.0	2,520.5	(11)
Total liabilities	636.1	934.3	(32)
Total shareholders’ equity	1,600.9	1,586.2	1

Cash flow	Q2 2024 US$ million	Q2 2023 US$ million	Increase/ (Decrease) %	H1 2024 US$ million	H1 2023 US$ million	Increase/ (Decrease) %
Net cash from operating activities	52.8	149.7	(65)	458.4	273.7	67
Capital expenditure	0.4	45.2	(99)	63.3	91.2	(31)
Adjusted free cash flow[3]	53.2	194.9	(73)	521.7	364.9	43

Financial Ratios	Q2 2024%	Q2 2023%	Increase/ (Decrease) %	30 June 2024%	30 June 2023%	Increase/ (Decrease) %
ROE[4] (annualised)	20.9	19.4	8	29.4	26.4	11
ROCE[5] (annualised)	17.2	15.2	13	23.5	19.5	21
Net leverage ratio[6]	11.9	19.0	(37)	11.9	19.0	(37)

Other Information	30 June 2024	31 December 2023	Increase/ (Decrease) %
Shares – end of period (shares)	140,000,000	140,000,000	-
Treasury shares – end of period (shares)	8,247,446	8,926,105	(8)
Share price (NOK)	198.3	151.3	31
Market cap (NOK million)	27,762.0	21,182.0	31
Market cap (USD million)	2,599.2	2,076.2	25

[1]	TCE income and gross profit/(loss) reflect the Shipping and Product Services segments’ performance, respectively.

[2]	Basic and diluted EPS (earnings per share) is computed based on Q2 2024: 132.8 million (H1 2024: 132.7 million) shares, the weighted average number of shares outstanding less treasury shares during the period.

[3]	Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 27 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.

[4]	ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.

[5]	ROCE (return on capital employed) is a non-IFRS measure and is computed, with respect to a particular period, as the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 28 for a reconciliation of ROCE to the nearest IFRS measure.

[6]	Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q2 2024

•	Q2 2024 profit attributable to equity holders of the Company ended at US$76.8 million or an earnings per share of US$0.58 or NOK6.24.

•	TCE income – Shipping Q2 2024 concluded at US$49,660 per available day[1] and US$48,030 per calendar day (total)[1].

•	The Company declared a Q2 2024 cash dividend of US$0.58 per share amounting to US$76.4 million, which translates to a 100% payout ratio as a percentage of total profit attributable to equity holders for the quarter.

•	Announced the acquisition of 12 VLGCs from Avance Gas at a total purchase price of US$1,050 million. Closing of the transaction will take place on a vessel-by-vessel basis targeted to be completed by 31 December 2024.

•	The Company successfully completed the redomiciliation from Bermuda to Singapore on 1 July 2024.

PERFORMANCE REVIEW – Q2 2024 and H1 2024

Q2 2024

Profit after tax was US$84.9 million for Q2 2024 (Q2 2023: US$78.2 million). The increase in profit after tax was mainly due to an increase of US$8.4 million in operating profit, a decrease in net finance expenses of US$2.8 million, which were partially offset by higher income tax expense of US$4.4 million.

Time Charter Equivalent (“TCE”) income for the Shipping segment was US$148.6 million for Q2 2024 (Q2 2023: US$167.0 million). The decrease of US$18.4 million was mainly due to lower LPG spot rates of US$53,340 per available day and lower available fleet days, which decreased by 8% and 6%, respectively when compared with Q2 2023. IFRS 15 adjustments had an insignificant impact to TCE for both Q2 2024 and Q2 2023. Our India subsidiary continues to contribute stable TCE income of US$30.6 million for Q2 2024 mainly from fixed rate time charters.

Product Services achieved a US$24.5 million gross profit for Q2 2024 (Q2 2023: gross loss of US$28.2 million). The increase of US$52.7 million was mainly due to an increase of US$43.3 million in realised and unrealised gains from trading activities, and a decrease in depreciation of US$9.5 million. Net of other expenses, comprising mainly general and administrative expenses of US$5.2 million and income tax expense of US$3.6 million, Product Services recorded a net profit after tax of US$15.7 million for Q2 2024 (Q2 2023: net loss of US$30.8 million).

H1 2024

Profit after tax was US$234.7 million for H1 2024 (H1 2023: US$208.9 million). The increase in profit after tax was mainly due to a higher operating profit of US$28.3 million, a reduction in net finance expenses of US$6.2 million, which were partially offset by higher income tax expense of US$8.7 million.

Time Charter Equivalent (“TCE”) income for the Shipping segment was US$335.1 million for H1 2024 (H1 2023: US$367.4 million) contributed by lower LPG spot rates of US$61,290 per available day and lower available fleet days, representing a decrease of 6% and 7%, respectively when compared with H1 2023. IFRS 15 adjustments amounted to positive US$26.3 million for H1 2024 (H1 2023: positive US$16.3 million), where spot voyages are accounted for on a load-to-discharge basis. Our India subsidiary continues to contribute stable TCE income of US$60.0 million for H1 2024 (H1 2023: US$52.0 million) mainly from fixed rate time charters.

Product Services achieved a US$57.8 million gross profit for H1 2024 (H1 2023: gross loss of US$21.0 million). The increase of US$78.8 million was mainly due to a higher realised and unrealised gains of US$59.4 million from trading activities, and a decrease in depreciation of US$19.3 million. Net of other expenses, comprising mainly general and administrative expenses of US$13.3 million and income tax expense of US$7.7 million, Product Services recorded a net profit after tax of US$36.7 million for H1 2024 (H1 2023: net loss of US$27.7 million).

1 TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 25 and 26 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.

2 BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 24.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

BALANCE SHEET

As of 30 June 2024, BW LPG controls a fleet of 41 VLGCs, including eight vessels which are owned and operated by our subsidiary operating in India. Total assets amounted to US$2,237.0 million (31 December 2023: US$2,520.5 million), of which US$1,408.1 million (31 December 2023: US$1,457.1 million) represented the carrying value of the vessels (including dry docking), and US$126.0 million (31 December 2023: US$151.8 million) represented the carrying value of right-of-use assets (vessels). Inventories as of 30 June 2024 decreased to US$70.5 million as compared to US$188.6 million largely due to the decrease in numbers of LPG cargoes traded in transit.

Cash and cash equivalents amounted to US$264.3 million as of 30 June 2024 (31 December 2023: US$287.5 million). Cash flow from operating activities generated a net cash surplus of US$458.4 million in H1 2024 (H1 2023: US$273.7 million), of which US$141.2 million (H1 2023: net cash outflow of US$12.1 million) related to changes in working capital. Investing activities generated a positive cash flow of US$48.9 million in H1 2024 (H1 2023: US$100.1 million) mainly due to sale of one vessel in Q1 2024, partially offset by a US$30.2 million investment in a minority stake of Confidence Petroleum India Limited. The cash generated was used to repay US$98.3 million of bank borrowings, interest on bank borrowings, US$250.1 million of dividend payments, and for other capital expenditure during first half of 2024.

Net leverage ratio decreased from 20.5% as at 31 December 2023, to 11.9% as at 30 June 2024 mainly due to repayment of term loan, decrease in restricted cash held for derivative margin requirements and a decrease in short term Product Services trade finance lines drawn as at 30 June 2024.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

MARKET UPDATE

The first half of 2024 was marked by significant volatility in freight rates. In January, spot rates for the Houston – Chiba route began printing above US$120,00 per day, before a cold snap in the US temporarily curtailed production and exports of LPG. This resulted in spot rates falling sharply to around OPEX levels.

Subsequently, earnings recovered alongside LPG production in the US, and from mid-February to the latter half of June, spot cargoes were fixed at rates above the seasonal average level. In early June, the Panama Canal Authority announced another increase in maximum allowed draft and available slots for transiting the canal, as the water level in Lake Gatun normalised. This had a negative impact on the VLGC market balance, as fewer VLGCs elected to sail the longer route around Cape of Good Hope on their way to the Far East.

Furthermore, in early July, Hurricane Beryl made landfall in Texas, and causing widespread damage. This has had a negative impact on the number of LPG cargoes available for export and ultimately spot rates for VLGCs. Despite these disruptions however, export volumes on VLGCs out of North America still grew 3.7% in the first half of 2024 compared to the same period in 2023.

In the Middle East, export growth was flat, in part due to the continuation of the OPEC+ production cuts, and also some maintenance taking place towards the end of Q2. Export volumes on VLGCs out of Middle East were down 1.6% in the first half of 2024 compared to the first half of 2023.

Fleet Capacity

Year-to-date, 16 new VLGC vessels have been delivered, and there are plans for the delivery of 6 more throughout the remaining months of 2024, and 13 VLGCs for delivery in 2025. Established shipbuilders are indicating deliveries no earlier than 2027 for new VLGC orders.

VLGC Freight Market Summary

Freight rates have rebounded from a seasonal low of approximately US$30,000 per day for loadings out of US Gulf to a level of approximately US$45,000 per day, and the fundamentals remain supportive.

We expect the spot market to fluctuate driven by weather changes, geopolitical situation, Panama Canal availability and other drivers of the VLGC market.

The WTI oil price is trading in the high US$70s per barrel, and expectations for North American LPG export growth are in the high single-digits for the next three years while Middle East LPG exports are expected to grow in the mid-single digits over the coming years, driven by higher gas production from new projects in Qatar, UAE and other countries in the region.

Furthermore, Chinese PDH plants have increased their run-rates lately and China saw all-time high LPG imports in June. A continued robust demand side in China will likely contribute to a wide US-Far East arbitrage which is positive for shipping.

The current FFA market for CAL2025 is trading at equivalent to approximately US$50,000 per day, which reflects support to the current spot market levels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

RISK FACTORS

BW LPG’s results are largely dependent on the worldwide market for transportation of LPG. Market conditions for shipping activities are typically volatile and, as a consequence, the results may vary considerably from year to year. The market in broad terms is dependent on the following factors: the supply of vessels, U.S. and Middle East LPG export volumes and the demand for LPG. The supply of vessels depends on the number of newbuildings entering the market, the demolition of older tonnage and legislation that limits the use of older vessels or sets new standards for vessels used in specific trades. The demand side depends mainly on developments in the global economy. In the recent periods, the efficiency of Panama Canal transit also impacts results significantly.

BW LPG is also exposed to risk in respect of fuel oil costs. Fuel oil prices are affected by the global political and economic environment. This risk is managed by pricing contracts of affreightment with fuel oil adjustment clauses, or by entering into forward fuel oil contracts. Other risks that Management takes into account are interest rate risk, credit risk, liquidity risk and capital risk. Management does not expect the exposure to these risks to change materially and cause a significant impact on the performance of BW LPG in the rest of 2024.

The success of the Group’s trading activities through Product Services depend largely on its ability to identify and exploit arbitrage opportunities, which allow profit to be generated by sourcing and transporting LPG. A lack of such opportunities, or the inability to take advantage of such opportunities when they present themselves could have a material adverse effect on Product Services’ business and results.

Product Services is exposed to fluctuations in LPG prices in order to meet forward priced contract obligations and forward priced purchase or sale contracts. Although Product Services has a policy to mitigate the risks of its trading activities related to LPG price fluctuations by hedging substantially all of its trading inventory through futures and swap commodity derivative contracts, it also may take unhedged positions within pre-determined and approved Group limits based on its understanding of market dynamics and expectation of future price movements. These derivative contracts are subject to daily mark-to-market and margining requirements and could lead to significant cash demands.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

Statements to the Interim Financial Information

We confirm to the best of our knowledge that the Interim Financial Information for the six-month period ended 30 June 2024 has been prepared in accordance with IAS 34 – Interim Financial Reporting, and gives a true and fair view of BW LPG Limited’s consolidated assets, liabilities, financial position and income statement as a whole. We also confirm to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have taken place during the six-month period ended 30 June 2024 and their impact on the Interim Financial Information, and accounts properly for the principal risks and uncertainties for the remaining half year of 2024, as well as major related party transactions.

22 August 2024

Andreas Sohmen-Pao	Anne Grethe Dalane	Luc Gillet
Chairman	Director	Director

Andrew E. Wolff	Sonali Chandmal	Sanjiv Misra
Director	Director	Director

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Board of Directors
BW LPG Limited

Introduction

We have reviewed the accompanying condensed consolidated interim financial information of BW LPG Limited (“the Company”) and its subsidiaries (“the Group”), which comprises:

•	the condensed consolidated balance sheet as at 30 June 2024;

•	the condensed consolidated statements of comprehensive income and cash flows for the three-month and six-month periods ended 30 June 2024;

•	the condensed consolidated statement of changes in equity for the six-month period ended 30 June 2024; and

•	notes to the condensed consolidated interim financial information

(“condensed consolidated interim financial information”).

Management is responsible for the preparation and presentation of this condensed consolidated Interim Financial Information in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this condensed consolidated Interim Financial Information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated Interim Financial Information is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

22 August 2024

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q2 2024	Q2 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$’000
Revenue - Shipping	262,382	290,846	558,448	579,049
Revenue - Product Services	614,107	168,110	1,356,532	773,027
Cost of cargo and delivery expenses - Product Services	(591,444)	(171,073)	(1,280,833)	(726,300)
Voyage expenses - Shipping	(104,835)	(132,520)	(226,311)	(245,149)
Vessel operating expenses	(20,501)	(22,327)	(42,471)	(44,560)
Time charter contracts (non-lease components)	(5,090)	(5,209)	(9,776)	(11,013)
General and administrative expenses	(17,863)	(11,029)	(34,596)	(22,076)
Charter hire expenses	(1,709)	(7,792)	(2,214)	(16,709)
Fair value (loss)/gain from equity financial asset	(89)	-	1,326	-
Finance lease income	177	79	197	178
Other operating income/(expense) - net	1,158	(1,481)	2,363	(2,737)
Depreciation	(46,772)	(53,382)	(95,517)	(108,054)
Amortisation of intangible assets	(209)	(189)	(419)	(351)
Gain on disposal of vessels	-	26,610	20,391	43,199
Gain on derecognition of right-of-use assets (vessels)	-	319	-	319
Operating profit	89,312	80,962	247,120	218,823

Foreign currency exchange gain/(loss) - net	252	1,657	(1,524)	806
Interest income	4,686	3,308	9,226	4,768
Interest expense	(4,150)	(7,084)	(8,911)	(13,345)
Other finance expenses	(733)	(615)	(1,363)	(1,020)
Finance income/(expenses) – net	55	(2,734)	(2,572)	(8,791)

Profit before tax	89,367	78,228	244,548	210,032
Income tax expense	(4,460)	(15)	(9,874)	(1,139)
Profit after tax	84,907	78,213	234,674	208,893

Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value loss	(2,400)	-	(2,400)	-

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value (loss)/gain	(5,073)	(30,728)	52,328	(39,718)
- reclassification to profit or loss	(1,045)	7,807	(3,305)	11,548
Currency translation reserve	396	590	(438)	546
Other comprehensive (loss)/income, net of tax	(8,122)	(22,331)	46,185	(27,624)
Total comprehensive income	76,785	55,882	280,859	181,269

Profit attributable to:
Equity holders of the Company	76,831	78,287	218,755	205,509
Non-controlling interests	8,076	(74)	15,919	3,384
	84,907	78,213	234,674	208,893
Total comprehensive income:
Equity holders of the Company	68,650	55,867	265,008	177,803
Non-controlling interests	8,135	15	15,851	3,466
	76,785	55,882	280,859	181,269
Earnings per share attributable to the equity holders of the Company:
(expressed in US$ per share)
Basic/Diluted earnings per share	0.58	0.59	1.65	1.54

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	30 June 2024	31 December 2023
	US$’000	US$’000
Intangible assets	1,059	1,242

Investment in joint venture	301	301
Equity financial assets, at fair value	27,762	-
Derivative financial instruments	11,222	11,002
Other receivables	10,253	13,206
Finance lease receivables	7,091	-
Deferred tax assets	6,632	6,855
Total other non-current assets	63,261	31,364

Vessels and dry docking	1,408,103	1,457,086
Right-of-use assets (vessels)	126,026	151,784
Other property, plant and equipment	206	277
Property, plant and equipment	1,534,335	1,609,147

Total non-current assets	1,598,655	1,641,753

Inventories	70,537	188,592
Trade and other receivables	261,799	315,238
Equity financial assets, at fair value	2,769	3,271
Derivative financial instruments	30,916	37,083
Finance lease receivables	8,019	2,684
Assets held-for-sale	-	44,296
Cash and cash equivalents	264,294	287,545
Total current assets	638,334	878,709

Total assets	2,236,989	2,520,462

Share capital	1,400	1,400
Share premium	285,853	285,853
Treasury shares	(51,536)	(56,438)
Contributed surplus	685,913	685,913
Other reserves	(10,378)	(56,494)
Retained earnings	575,931	609,479
	1,487,183	1,469,713
Non-controlling interests	113,709	116,447
Total shareholders’ equity	1,600,892	1,586,160

Borrowings	173,270	199,917
Lease liabilities	70,976	78,363
Derivative financial instruments	569	679
Total non-current liabilities	244,815	278,959

Borrowings	132,072	212,432
Lease liabilities	73,807	79,476
Derivative financial instruments	21,239	90,214
Current income tax liabilities	7,309	8,121
Trade and other payables	156,855	265,100
Total current liabilities	391,282	655,343

Total liabilities	636,097	934,302

Total equity and liabilities	2,236,989	2,520,462

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

Profit after tax	-	-	-	-	-	-	-	-	-	218,755	218,755	15,919	234,674

Other comprehensive income/(loss) for the financial period	-	-	-	-	-	49,023	-	(370)	(2,400)	-	46,253	(68)	46,185

Total comprehensive income/(loss) for the financial period	-	-	-	-	-	49,023	-	(370)	(2,400)	218,755	265,008	15,851	280,859

Share-based payment reserve - Value of employee services	-	-	-	-	-	-	1,072	-	-	-	1,072	-	1,072

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,500)	(4,500)

Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)

Transfer of treasury shares			1,091	-	-	-	-	-	-	-	1,091	-	1,091

Share options exercised	-	-	3,911	-	-	-	(1,209)	-	-	(2,164)	538	-	538

Dividend paid	-	-	-	-	-	-	-	-	-	(250,139)	(250,139)	(14,089)	(264,228)

Total transactions with owners, recognised directly in equity	-	-	4,902	-	-	-	(137)	-	-	(252,303)	(247,538)	(18,589)	(266,127)

Balance at 30 June 2024	1,400	285,853	(51,536)	685,913	(36,259)	21,481	3,768	49	583	575,931	1,487,183	113,709	1,600,892

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2023	1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590

Profit after tax	-	-	-	-	-	-	-	-	-	205,509	205,509	3,384	208,893

Other comprehensive (loss)/income for the financial period	-	-	-	-	-	(28,170)	-	464	-	-	(27,706)	82	(27,624)

Total comprehensive (loss)/income for the financial period	-	-	-	-	-	(28,170)	-	464	-	205,509	177,803	3,466	181,269

Share-based payment reserve - Value of employee services	-	-	-	-	-	-	1,145	-	-	-	1,145	-	1,145

Purchases of treasury shares	-	-	(20,047)	-	-	-	-	-	-	-	(20,047)	-	(20,047)

Share options exercised	-	-	1,466	-	-	-	68	-	1,833	(2,533)	834	-	834

Dividend paid	-	-	-	-	-	-	-	-	-	(194,465)	(194,465)	-	(194,465)

Others	-	-	-	-	-	-	-	-	11	-	11	-	11

Total transactions with owners, recognised directly in equity	-	-	(18,581)	-	-	-	1,213	-	1,844	(196,998)	(212,522)	-	(212,522)

Balance at 30 June 2023	1,419	289,812	(66,212)	685,913	(36,259)	(3,393)	3,354	(297)	2,169	565,507	1,442,013	123,324	1,565,337

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q2 2024	Q2 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$’000
Cash flows from operating activities
Profit before tax	89,367	78,228	244,548	210,032
Adjustments for:
- amortisation of intangible assets	209	189	419	351
- depreciation charge	46,772	53,382	95,517	108,054
- gain on disposal of vessels	-	(26,610)	(20,391)	(43,199)
- fair value loss/(gain) from equity financial assets	89	-	(1,326)	-
- interest income	(4,686)	(3,308)	(9,226)	(4,768)
- interest expenses	5,038	7,884	11,521	14,906
- other finance expenses	1,001	462	1,889	867
- share-based payments	409	862	1,072	1,145
- finance lease income	(177)	(79)	(197)	(178)
- gain on derecognition of right-of-use assets	-	(319)	-	(319)
	138,022	110,691	323,826	286,891
Changes in working capital:
- inventories	25,997	37,244	118,055	56,895
- trade and other receivables	(84,644)	195,763	51,538	67,144
- trade and other payables	(1,441)	(170,342)	(105,032)	(134,467)
- derivative financial instruments	(3,122)	19,727	(17,489)	63,125
- margin account held with broker	(17,246)	(42,481)	94,086	(64,822)
Total changes in working capital	(80,456)	39,911	141,158	(12,125)

Taxes paid	(4,717)	(856)	(6,555)	(1,025)
Net cash from operating activities	52,849	149,746	458,429	273,741

Cash flows from investing activities
Additions in property, plant and equipment	415	(67,867)	(1,821)	(75,990)
Additions in intangible assets	-	(496)	(237)	(590)
Proceeds from sale of vessels	-	113,538	65,337	167,804
Purchase of equity financial assets	-	-	(30,162)	-
Repayment of finance lease receivables	1,960	1,950	3,970	3,882
Interest received	4,701	3,387	9,423	4,946
Sale of equity financial assets, at fair value	-	-	2,343	-
Net cash from investing activities	7,076	50,512	48,853	100,052

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q2 2024	Q2 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$’000
Cash flows from financing activities
Proceeds from borrowings	3,676	-	17,076	-
Repayments of bank borrowings	(17,204)	(15,002)	(98,338)	(30,012)
Payment of lease liabilities	(22,273)	(23,205)	(48,293)	(46,748)
Interest paid	(6,757)	(7,374)	(11,948)	(14,424)
Other finance expense paid	(1,001)	(402)	(1,889)	(809)
Purchase of treasury shares	-	(14,015)	(100)	(20,047)
Sale of treasury shares	1,091	-	1,091	-
Drawdown of trust receipts	516,627	49,076	1,076,844	456,026
Repayment of trust receipts	(472,842)	(103,946)	(1,102,162)	(493,357)
Dividend payment	(131,752)	(125,734)	(250,139)	(194,465)
Dividend payment to non-controlling interests	(6,092)	-	(14,089)	-
Capital return to non-controlling interests	(4,500)	-	(4,500)	-
Net cash used in financing activities	(141,027)	(240,602)	(436,447)	(343,836)

Net (decrease)/increase in cash and cash equivalents	(81,102)	(40,344)	70,835	29,957
Cash and cash equivalents at beginning of the financial period	313,974	291,216	162,037	220,915

Cash and cash equivalents at end of the financial period	232,872	250,872	232,872	250,872

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	30 June 2024	30 June 2023
	US$’000	US$’000
Cash and cash equivalents per consolidated balance sheet	264,294	330,930
Less: Margin account held with broker	(31,422)	(80,058)
Cash and cash equivalents per consolidated statement of cash flows	232,872	250,872

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

1.	General information

BW LPG Limited (the “Company”) is listed on the Oslo and New York Stock Exchange. It was incorporated and domiciled in Bermuda, but was redomiciled to Singapore with effect from 1 July 2024. The address of its registered office is 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore 117438.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are shipowning, chartering and LPG trading.

This condensed consolidated interim financial information (“Interim Financial Information”) was authorised for issue by the Board of Directors of the Company on 22 August 2024.

2.	Material accounting policies

Basis of preparation

The Interim Financial Information for the three-month and six-month periods ended 30 June 2024 has been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the year ended 31 December 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

In the preparation of this set of Interim Financial Information, the same accounting policies have been applied as those used in the preparation of the annual financial statements for the year ended 31 December 2023, except as set out below.

Equity Investments

Equity investments are initially recognised at its fair value. Transaction costs are expensed in profit of loss.

(i)	The Group subsequently measures all its equity investments at their fair values. At initial recognition, the Group has made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading. For other equity instruments where the election has not been made, they are classified as fair value through profit or loss (“FVTPL”) with movements in their fair values recognised in profit or loss in the period in which the changes arise.

(ii)	Dividends from equity investments are recognised in profit or loss as “dividend income”.

(iii)	On disposal, the difference between the carrying amount and sales proceed of a FVTPL equity investment is recognised in profit or loss. The amounts presented in other comprehensive income for equity investments through other comprehensive income shall be transferred within equity on disposal.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

2.	Material accounting policies (continued)

Critical accounting estimates, assumptions and judgements

The preparation of the Interim Financial Information requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this Interim Financial Information, the judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements for the year ended 31 December 2023.

3.	Derivative financial instruments

	30 June 2024		31 December 2023
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Interest rate swaps	11,764	-	11,002	-
Forward freight agreements and related bunker swaps	7,303	(1,433)	2,188	(46,391)
Commodity contracts and derivatives	22,989	(20,375)	34,821	(44,234)
Forward foreign exchange contracts	82	-	74	(268)
	42,138	(21,808)	48,085	(90,893)

Non-current	11,222	(569)	11,002	(679)
Current	30,916	(21,239)	37,083	(90,214)
	42,138	(21,808)	48,085	(90,893)

As at 30 June 2024, the Group has interest rate swaps with total notional principal amounting to US$198.6 million (31 December 2023: US$218.1 million). The Group’s interest rate swaps mature between 2025 to 2029.

Interest rate swaps were transacted to hedge the interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group would effectively pay fixed interest rates ranging from 1.9% per annum to 2.9% per annum and would receive a variable rate based on US$ SOFR. Hedge accounting was adopted for these contracts.

Forward freight agreements and related bunker swaps were transacted to hedge freight rates and bunker price risks. Hedge accounting was adopted for these contracts.

Commodity contracts and derivatives comprise physical buy and sell commodity contracts measured at fair value through profit or loss, and commodity derivative contracts. The Group did not adopt hedge accounting for these contracts.

Forward foreign exchange contracts were transacted to hedge foreign exchange risks. The Group did not adopt hedge accounting for these contracts.

4.	Finance lease receivables

Finance lease receivables pertain to a back-to-back time charter contract where the sublease was accounted for as finance lease under IFRS 16 and resulted in the recognition of net investment in the sublease as finance lease receivables of US$15.1 million as at 30 June 2024 (31 December 2023: US$2.7 million).

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

5.	Property, plant and equipment

	Vessels	Dry docking	Furniture and fixtures	Right-of-use assets (Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At 30 June 2024
Cost	1,932,783	53,527	910	329,539	2,316,759
Accumulated depreciation and impairment charge	(547,665)	(30,542)	(704)	(203,513)	(782,424)
Net book value	1,385,118	22,985	206	126,026	1,534,335

	Vessels	Dry docking	Furniture and fixtures	Right-of-use assets (Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At 31 December 2023
Cost	1,932,413	52,074	910	325,883	2,311,280
Accumulated depreciation and impairment charge	(503,740)	(23,661)	(633)	(174,099)	(702,133)
Net book value	1,428,673	28,413	277	151,784	1,609,147

(a)	Vessels with an aggregate carrying amount of US$964.9 million as at 30 June 2024 (31 December 2023: US$1,000 million) are secured on bank borrowings (note 7).

(b)	For owned assets, the assessment of the recoverable amounts of the vessels are based on the higher of fair value less cost to sell and value-in-use calculation, with each vessel being regarded as one cash generating unit. The recoverable amount of each vessel is estimated predominantly based on independent third party valuation reports, which made reference to comparable transaction prices of similar vessels. These are regarded as Level 2 fair values under the fair value hierarchy of IFRS 13 Fair value measurement that is also applicable for financial assets/liabilities.

(c)	In January 2024, the Group signed a new time charter-in VLGC over a two-year lease term which amounted to US$18.8 million of additions to Right-of-use assets (vessels). In February 2024, upon the expiry of a time charter-in VLGC, the Group derecognised US$15.2 million of Right-of-use assets (vessels) cost, and accumulated depreciation, respectively.

(d)	The sale and delivery of a VLGC, which was reclassified to Assets held-for-sale as at 31 December 2023, was completed in February 2024, generating US$65.3 million in proceeds and a net book gain of US$20.4 million.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

6.	Treasury shares

	Number of shares		Cost of shares
	30 June 2024	30 June 2023	30 June 2024	30 June 2023
	‘000	‘000	US$’000	US$’000
At beginning of the financial period	8,926	8,558	56,438	47,631
Purchases of treasury shares	9	2,423	100	20,047
Sale/Transfer of treasury shares	(90)	(470)	(1,091)	(1,466)
Share options exercised	(598)	-	(3,911)	-
At end of the financial period	8,247	10,511	51,536	66,212

Pursuant to the Company’s Long-term Management Share Option Plan (“LTIP 2017”) announced on 21 April 2017, participants of the LTIP 2017 exercised vested options granted under LTIP 2017 during Q1 2024; 597,767 shares were transferred at an average strike price of US$0.90 (NOK 9.17) per share.

During H1 2024, the Company purchased 9,006 shares as part of the share buy-back programme announced on 23 May 2023, and sold 89,898 shares at market price of US$12.14 per share.

As at 30 June 2023, the Company purchased 1,466,684 and 956,222 shares as part of the share buy-back programme announced on 8 December 2021, and a tender offer launched in June 2023, respectively. 470,000 shares were transferred to certain members in settlement of their exercising of certain vested options granted under LTIP 2017.

7.	Borrowings and lease liabilities

	30 June 2024	31 December 2023
	US$’000	US$’000
Borrowings
Bank borrowings	244,061	324,902
Trust receipts	58,945	84,263
Interest payable	2,336	3,184
	305,342	412,349
Borrowings
Non-current	173,270	199,917
Current	132,072	212,432
	305,342	412,349
Lease liabilities
Non-current	70,976	78,363
Current	73,807	79,476
	144,783	157,839

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

7.	Borrowings and lease liabilities (continued)

Movements in borrowings and lease liabilities are analysed as follows:

	Borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
At 1 January 2024	412,349	157,839	570,188
Drawdown of trust receipts	1,076,844	-	1,076,844
Additions	17,076	18,841	35,917
Interest expense	7,981	3,540	11,521
Lease modifications	-	16,396	16,396
Less: Interest paid	(8,408)	(3,540)	(11,948)
Less: Principal repayment	(98,338)	(48,293)	(146,631)
Less: Repayment of trust receipts	(1,102,162)	-	(1,102,162)
At 30 June 2024	305,342	144,783	450,125

	Borrowings	Lease Liabilities	Total
	US$’000	US$’000	US$’000
At 1 January 2023	478,373	242,672	721,045
Drawdown of trust receipts	456,026	-	456,026
Additions	-	16,095	16,095
Interest expense	11,015	3,891	14,906
Lease modifications	-	(3,897)	(3,897)
Less: Interest paid	(10,533)	(3,891)	(14,424)
Less: Principal repayment	(30,012)	(46,748)	(76,760)
Less: Repayment of trust receipts	(493,357)	-	(493,357)
At 30 June 2023	411,512	208,122	619,634

As at 30 June 2024, bank borrowings amounting to US$227.0 million (31 December 2023: US$311.0 million) are secured by mortgages on a number of vessels of the Group (note 5). These bank borrowings are interest bearing at SOFR plus a margin. The carrying amounts of non-current and current borrowings approximate their fair values because interest rates are repriced on a regular basis.

8.	Related party transactions

In addition to the information disclosed elsewhere in the Interim Financial Information, the following transactions took place between the Group and related parties during the financial period at terms agreed between the parties:

(a)	Services

	Q2 2024	Q2 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$’000
Charter hire expense charged by related party*	-	250	-	1,278
Corporate service fees charged by related parties*	1,396	1,711	3,318	3,386
Ship management fees charged by related parties*	201	317	402	631
Corporate service fees charged to related parties*	-	70	-	126

* “Related parties” refer to corporations controlled by a shareholder of the Company.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

8.	Related party transactions (continued)

(b)	Key management’s remuneration

	Q2 2024	Q2 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$’000
Salaries and other short-term employee benefits	542	521	1,944	1,573
Post-employment benefits - contributions to defined contribution plans and share-based payment	423	869	706	1,158
Directors’ fees	187	94	250	188
	1,152	1,484	2,900	2,919

9.	Financial risk management

The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as at 31 December 2023. There have been no major changes in any risk management policies or processes since the previous year end.

(a)	Financial instruments by category

The aggregate carrying amounts of the Group’s financial instruments are as follows:

	30 June 2024	31 December 2023
	US$’000	US$’000
Equity financial assets, at fair value	30,531	3,271
Net derivative assets/(liabilities) measured at fair value	20,330	(42,808)
Financial assets at amortised cost	470,752	497,401
Financial liabilities at amortised cost	(453,879)	(663,609)

In Q1 2024, the Group completed an investment amounting to US$30.0 million into Confidence Petroleum India Limited (“Confidence”), a company listed on the NSE India, through a preferential allotment of equity shares. These shares constitute 8.5 percent of the issued and paid-up share capital of Confidence on a fully diluted basis. The Group elected to account for this equity investment as an Equity financial asset, fair value through other comprehensive income.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

9.	Financial risk management (continued)

(b)	Estimation of fair value

IFRS 13 established a fair value hierarchy that prioritises inputs used to measure fair value. The three levels of the fair value input hierarchy defined by IFRS 13 are as follows:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Derivative financial assets and liabilities

The Group’s financial derivative instruments primarily relate to interest rate swaps, forward freight agreements, bunker swaps and commodity contracts measured at fair value and are within Level 2 of the fair value hierarchy. The fair values of financial derivative instruments that are not traded in an active market are determined by using valuation techniques. The fair values of interest rate swaps are calculated at the present value of estimated future cash flows based on observable yield curves. The fair values of forward freight agreements, bunker swaps and commodity contracts measured at fair value are determined using quoted forward commodity indices at the balance sheet date.

Non-derivative non-current financial assets and liabilities

The carrying amount of non-derivative non-current financial assets and liabilities which bear floating interest rates are assumed to approximate their fair value because of the short repricing period. There are no non-current financial assets and liabilities which do not bear floating interest rates.

Non-derivative current financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value because of the short period to maturity.

10.	Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. Operating segment disclosures are consistent with the information reviewed by the Management.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

10.	Segment information (continued)

Segment performance is presented below:

	Shipping	Product Services	Inter- segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q2 2024

Revenue from spot voyages	217,534	-	-	217,534
Inter-segment revenue	5,409	-	(5,409)	-
Voyage expenses	(104,835)	-	-	(104,835)
Inter-segment expense	(14,362)	-	14,362	-
Net income from spot voyages	103,746	-	8,953	112,699
Revenue from time charter voyages	44,848	-	-	44,848
TCE income - Shipping [1]	148,594	-	8,953	157,547

Revenue from Product Services	-	614,107	-	614,107
Inter-segment revenue	-	14,362	(14,362)	-
Cost of cargo and delivery expenses	-	(591,444)	-	(591,444)
Inter-segment cost	-	(5,409)	5,409	-
Depreciation	-	(7,102)	-	(7,102)
Gross profit - Product Services [2]	-	24,514	(8,953)	15,561

Segment results	148,594	24,514	-	173,108

H1 2024

Revenue from spot voyages	474,558	-	-	474,558
Inter-segment revenue	36,303	-	(36,303)	-
Voyage expenses	(226,311)	-	-	(226,311)
Inter-segment expense	(33,878)	-	33,878	-
Net income from spot voyages	250,672	-	(2,425)	248,247
Revenue from time charter voyages	83,890	-	-	83,890
Inter-segment revenue	562	-	(562)	-
TCE income - Shipping [1]	335,124	-	(2,987)	332,137

Revenue from Product Services	-	1,356,532	-	1,356,532
Inter-segment revenue	-	33,878	(33,878)	-
Cost of cargo and delivery expenses	-	(1,280,833)	-	(1,280,833)
Inter-segment cost	-	(36,865)	36,865	-
Depreciation	-	(14,951)	-	(14,951)
Gross profit - Product Services [2]	-	57,761	2,987	60,748

Segment results	335,124	57,761	-	392,885

1 “TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

2 Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

10.	Segment information (continued)

	Shipping	Product Services	Inter- segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q2 2023

Revenue from spot voyages	244,106	-	-	244,106
Inter-segment revenue	33,578	-	(33,578)	-
Voyage expenses	(132,520)	-	-	(132,520)
Inter-segment expense	(24,873)	-	24,873	-
Net income from spot voyages	120,291	-	(8,705)	111,586
Revenue from time charter voyages	46,740	-	-	46,740
TCE income - Shipping [1]	167,031	-	(8,705)	158,326

Revenue from Product Services	-	168,110	-	168,110
Inter-segment revenue	-	24,873	(24,873)	-
Cost of cargo and delivery expenses	-	(171,073)	-	(171,073)
Inter-segment cost	-	(33,578)	33,578	-
Depreciation	-	(16,555)	-	(16,555)
Gross loss - Product Services [2]	-	(28,223)	8,705	(19,518)

Segment results	167,031	(28,223)	-	138,808

H1 2023

Revenue from spot voyages	491,435	-	-	491,435
Inter-segment revenue	76,226	-	(76,226)	-
Voyage expenses	(245,149)	-	-	(245,149)
Inter-segment expense	(42,760)	-	42,760	-
Net income from spot voyages	279,752	-	(33,466)	246,286
Revenue from time charter voyages	87,614	-	-	87,614
TCE income - Shipping [1]	367,366	-	(33,466)	333,900

Revenue from Product Services	-	773,027	-	773,027
Inter-segment revenue	-	42,760	(42,760)	-
Cost of cargo and delivery expenses	-	(726,300)	-	(726,300)
Inter-segment cost	-	(76,226)	76,226	-
Depreciation	-	(34,279)	-	(34,279)
Gross (loss)/profit - Product Services [2]	-	(21,018)	33,466	12,448

Segment results	367,366	(21,018)	-	346,348

1 “TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

2 Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

10.	Segment information (continued)

Reconciliation of segment results:

	Q2 2024	Q2 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$’000
Total segment results for reportable segments	173,108	138,808	392,885	346,348
Vessel operating expenses	(20,501)	(22,327)	(42,471)	(44,560)
Time charter contracts (non-lease components)	(5,090)	(5,209)	(9,776)	(11,013)
General and administrative expenses	(17,863)	(11,029)	(34,596)	(22,076)
Charter hire expenses	(1,709)	(7,792)	(2,214)	(16,709)
Fair value (loss)/gain from equity financial asset	(89)	-	1,326	-
Finance lease income	177	79	197	178
Other operating income/(expense) - net	1,158	(1,481)	2,363	(2,737)
Depreciation - Shipping segment	(39,670)	(36,827)	(80,566)	(73,775)
Amortisation	(209)	(189)	(419)	(351)
Gain on disposal of vessels	-	26,610	20,391	43,199
Gain on derecognition of right-of-use assets (vessels)	-	319	-	319
Finance income/(expenses) – net	55	(2,734)	(2,572)	(8,791)
Income tax expense	(4,460)	(15)	(9,874)	(1,139)
Profit after tax	84,907	78,213	234,674	208,893

11.	Investment in subsidiaries

Set out below are the summarised financial information for BW LPG India Pte. Ltd. (“BW India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interest that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW India		BW Product Services
	30 June 2024	31 December 2023	30 June 2024	31 December 2023
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	27,156	27,935	278,545	431,420
Includes
Cash and cash equivalents	14,239	15,882	70,454	77,980
Non-current assets	325,329	347,933	60,492	75,727

Liabilities
Current liabilities	33,701	33,901	236,579	402,789
Includes
Borrowings	27,710	27,929	97,379	138,380
Non-current liabilities (Borrowings)	99,457	112,473	33,725	40,815
Net assets	219,327	229,494	68,733	63,543

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

11.	Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW India		Product Services
	Q2 2024	Q2 2023	Q2 2024	Q2 2023
	US$’000	US$’000	US$’000	US$,000
TCE income – Shipping	30,578	27,917	-	-
Revenue from Product Services	-	-	628,469	192,983
Cost of cargo and delivery expenses	-	-	(596,853)	(204,651)
Vessel operating expense	(5,663)	(5,508)	-	-
Depreciation and amortisation	(8,778)	(8,497)	(7,128)	(16,569)
Finance expense	(2,767)	(2,723)	587	(1,462)
Other expenses – net	(1,364)	(1,645)	(9,332)	(1,092)
Net profit after tax	12,006	9,544	15,743	(30,791)

Other comprehensive loss (currency translation effects)	-	-	396	590
Total comprehensive income	12,006	9,544	16,139	(30,201)

Total comprehensive income allocated to non-controlling interests	5,715	4,543	2,421	(4,530)

	BW India		Product Services
	H1 2024	H1 2023	H1 2024	H1 2023
	US$’000	US$’000	US$’000	US$,000
TCE income – Shipping	60,035	51,961	-	-
Revenue from Product Services	-	-	1,390,410	815,787
Cost of cargo and delivery expenses	-	-	(1,317,698)	(802,526)
Vessel operating expense	(11,813)	(11,316)	-	-
Depreciation and amortisation	(18,039)	(16,044)	(15,003)	(34,293)
Finance (expense)/income - net	(5,066)	(5,415)	96	(2,070)
Other expenses – net	(3,253)	(3,355)	(21,060)	(4,599)
Net profit after tax	21,864	15,831	36,745	(27,701)

Other comprehensive (loss)/income (currency translation effects)	-	-	(438)	546
Total comprehensive income	21,864	15,831	36,307	(27,155)

Total comprehensive income allocated to non-controlling interests	10,407	7,536	5,446	(4,073)

12.	Dividends paid

An interim dividend of US$131.8 million (US$1.00 per share) was paid in June 2024 respect of Q1 2024. In the corresponding period last year, an interim dividend of US$125.7 million (US$0.95 per share) was paid in June 2023 in respect of Q1 2023.

13.	Subsequent events

The Company successfully completed the redomiciliation from Bermuda to Singapore on 1 July 2024.

In August 2024, the Group announced the acquisition of 12 VLGCs from Avance Gas at a total purchase price of US$1,050 million. Closing of the transaction will take place on a vessel-by-vessel basis targeted to be completed by 31 December 2024.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the period ended 30 June 2024 is provided below.

	Q2 2024	Q2 2023	H1 2024	H1 2023
TCE income – Shipping (US$’000)	148,594	167,031	335,124	367,366
Calendar days (total)	3,094	3,238	6,232	6,648
TCE income – Shipping per calendar day (total) (US$)	48,030	51,580	53,770	55,260

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income – Shipping per available day to TCE income – Shipping for the period ended 30 June 2024 is provided below.

	Q2 2024	Q2 2023	H1 2024	H1 2023
TCE income – Shipping (US$’000)	148,594	167,031	335,124	367,366
Available days	2,992	3,182	6,026	6,473
TCE income – Shipping per available days (US$)	49,660	52,490	55,610	56,750

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 30 June 2024 and 2023 is provided below.

	Q2 2024 US$’000	Q2 2023 US$’000	H1 2024 US$’000	H1 2023 US$’000
Net cash from operating activities	52,849	149,746	458,429	273,741
Additions in property, plant and equipment	415	(67,867)	(1,821)	(75,990)
Additions in intangible assets	-	(496)	(237)	(590)
Proceeds from sale of vessels	-	113,538	65,337	167,804
Adjusted free cash flow	53,264	194,921	521,708	364,965

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2024 and H1 2024

APPENDIX - Non-IFRS financial measures (continued)

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 30 June 2024 and 2023 is provided below.

	Q2 2024	Q2 2023	H1 2024	H1 2023
Operating profit (US$’000)	89,312	80,962	247,120	218,823
Average of the total shareholders’ equity (US$’000)(1)	1,633,172	1,605,362	1,593,776	1,580,964
Average of the total borrowings (US$’000)(1)	290,189	343,274	358,846	444,943
Average of the total lease liabilities (US$’000)(1)	157,163	188,833	151,311	217,803
Capital employed (US$’000)	2,080,524	2,137,469	2,103,933	2,243,710
ROCE	4.3%	3.8%	11.7%	9.8%
ROCE (annualised)	17.2%	15.2%	23.5%	19.5%

(1)  Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.